SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report

for the month of August 2002

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant's Name Into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☑

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release dated August 5, 2002 regarding its results for the year 2001.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED
(Registrant)

By: ______________________
Name: Jing Yuqing
Title: Director and Secretary

Dated: August 7, 2002

EXHIBIT INDEX

Exhibit Number	Description	Page Number
1	Press release dated August 5, 2002	

EXHIBIT 1

SOURCE: JINPAN INTERNATIONAL LIMITED
CONTACT: MS. GRACE ZHU – 201-227-0680
WEBSITE: WWW.JSTUSA.NET

Jinpan International Limited (AMEX Ticker Symbol "JST") Announces Achievements for the year 2001.

Hainan – China – August 5, 2002 Jinpan International Limited, a British Virgin Islands corporation listed on the American Stock Exchange "JST" today announced Jinpan's achievement for the year 2001.

Jinpan's Achievement during 2001

The year 2001 was a successful and exciting year for Jinpan International Limited. Our sales increased 30.5% over last year. Net sales for the year 2001 were $22.3 million as compared to $17.1 million for 2000. Net income for the year 2001 was $2.8 million as compared to $2.0 million for the year 2000. Earnings per share for year 2001 were $0.88 as compared to $0.64 for 2000. The demand of our products is still strong in the China market, our management team believes that sales for the year 2002 will increase by approximately 25%.

In 2001, Jinpan was recognized by the Chinese government's Department of Science and Technology as being one of the most technologically advanced companies in China. Jinpan was also recognized by the Developing Center of High-Tech Enterprises for this program achievement.

The Bureau of Hainan Economy and Trade recognized Jinpan as the "Fortune Enterprise" of Hainan Province and the Bureau of Foreign Trade & Economic Corporation recognized Jinpan as being one of the best "Advanced Technology Foreign-Investment Enterprises" of Hainan Province.

Also, during the year 2001, we participated in the IEEE Show held in Atlanta, Georgia where we displayed our demo model core and coil assembly. Jinpan received positive comments both for technology and quality from potential U.S. customers who visited our booth.

Jinpan has completed new versions of its product brochure. The brochure is printed in English and in Chinese to serve our two markets. To facilitate customer access, the brochure can be viewed on the website, jstusa.net, as well.

Jinpan developed a new SCB10 serial transformer with "185 C" insulation degree product in 2001. In June 2001, it passed the test of the Electric Equipment Test Center of the Chinese Department of Electrical Industry. This new development will enhance the competitiveness of our products. To capture this high insulation temperature market segment, we are striving to improve competitiveness and reduce costs by streamlining our production processes and systems.

Due to the depressed economy worldwide, especially in the US, sales generated from US markets have been very low, as they have also been for our US competitors. The initial assembly and service operation location in Vermont is to be closed and we intend to perform the function of this operation in another location within the eastern seaboard of the U.S.

We are continuing to pursue obtaining UL certification for our transformers. This testing process is quite time intensive and completion is expected sometime next year. With certification, and with economic recovery, Jinpan's sales in the US are expected to increase considerably.

Jinpan International Ltd., through its joint venture interest in Jinpan JV, designs, manufactures and distributes cast coil transformers for power distribution equipment in the People's Republic of China. The company is one of the largest manufacturer and distributor of cast coil transformers in China and in North America through its joint venture with Federal Pacific Transformers. Jinpan obtained International Standardizing Organization (ISO) 9001 certification of its transformers in April 1997. In February 1998, Jinpan became the first Chinese transformer manufacturer to affect a public offering of its shares in the US market.